WHEATON
PRECIOUS METALS

THIRD QUARTER REPORT 2024

Management's Discussion & Analysis

20 YEARS of VALUE THROUGH STREAMING

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2024
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, the related MD&A and the 2023 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR+ at www.sedarplus.ca. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 53 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 7, 2024.

Table of Contents
Highlights	5
Outlook	6
Mineral Stream Interests	7
Updates on the Operating Mineral Stream Interests	8
Updates on the Development Stage Mineral Stream Interests	9
Mineral Royalty Interests	11
Long-Term Equity Investments	11
Summary of Units Produced	14
Summary of Units Sold	15
Quarterly Financial Review	16
Results of Operations and Operational Review	17
General and Administrative	26
Share Based Compensation	27
Donations and Community Investments	27
Other Income (Expense)	27
Finance Costs	28
Income Tax Expense (Recovery)	28
Liquidity and Capital Resources	29
Share Capital	38
Financial Instruments	38
New Accounting Standards Effective in 2024	39
Future Changes to Accounting Policies	39
Non-IFRS Measures	40
Subsequent Events	44
Controls and Procedures	44
Attributable Reserves and Resources	46
Cautionary Note Regarding Forward-Looking Statements	53

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

Including the agreements closed after September 30, 2024, the Company has entered into 39 long-term agreements (31 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 33 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 24 which are at various stages of development and 4 which have been placed into care and maintenance or have been closed, located in 17 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended September 30, 2024, the per ounce price paid by the Company for the metals acquired under the agreements averaged $440 for gold, $5.03 for silver, $173 for palladium and $2.15 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview
	Q3 2024	Q3 2023	Change	YTD 2024	YTD 2023	Change
Units produced
Gold ounces	87,199	105,027	(17.0)%	262,698	261,226	0.6%
Silver ounces	4,554	3,397	34.1%	15,083	12,985	16.2%
Palladium ounces	4,034	4,006	0.7%	12,835	11,591	10.7%
Cobalt pounds	397	183	117.6%	896	458	95.5%
Gold equivalent ounces [2]	144,164	147,278	(2.1)%	448,388	419,330	6.9%
Units sold
Gold ounces	75,694	74,426	1.7%	245,039	212,325	15.4%
Silver ounces	3,875	2,965	30.7%	11,765	11,151	5.5%
Palladium ounces	3,761	4,242	(11.3)%	12,836	10,580	21.3%
Cobalt pounds	88	198	(55.6)%	485	786	(38.3)%
Gold equivalent ounces [2]	122,715	111,935	9.6%	389,907	350,961	11.1%
Change in PBND and Inventory [3]
Gold ounces	7,954	25,799	17,845	5,066	28,153	23,087
Silver ounces	(53)	(303)	(250)	946	(527)	(1,473)
Palladium ounces	168	(515)	(683)	(480)	509	989
Cobalt pounds	282	(28)	(310)	351	(358)	(709)
Gold equivalent ounces [2]	9,267	21,869	12,602	17,989	20,020	2,031
Per unit metrics
Sales price
Gold per ounce	$2,491	$1,944	28.1%	$2,291	$1,947	17.7%
Silver per ounce	$29.71	$23.73	25.2%	$27.46	$23.60	16.4%
Palladium per ounce	$969	$1,251	(22.5)%	$976	$1,410	(30.8)%
Cobalt per pound	$10.65	$13.87	(23.2)%	$14.71	$14.13	4.1%
Gold equivalent per ounce [2]	$2,512	$1,993	26.0%	$2,319	$2,002	15.8%
Cash costs [4]
Gold per ounce [4]	$440	$444	0.9%	$440	$465	5.4%
Silver per ounce [4]	$5.03	$5.10	1.4%	$4.91	$5.05	2.8%
Palladium per ounce [4]	$173	$223	22.4%	$177	$255	30.6%
Cobalt per pound [4,5]	$2.15	$3.66	41.3%	$2.84	$3.36	15.5%
Gold equivalent per ounce [2,4]	$437	$445	1.8%	$434	$457	5.0%
Cash operating margin [4]
Gold per ounce [4]	$2,051	$1,500	36.7%	$1,851	$1,482	24.9%
Silver per ounce [4]	$24.68	$18.63	32.5%	$22.55	$18.55	21.6%
Palladium per ounce [4]	$796	$1,028	(22.6)%	$799	$1,155	(30.8)%
Cobalt per pound [4]	$8.50	$10.21	(16.7)%	$11.87	$10.77	10.2%
Gold equivalent per ounce [2,4]	$2,075	$1,548	34.0%	$1,885	$1,545	22.0%
Total revenue	$308,253	$223,137	38.1%	$904,123	$702,573	28.7%
Gold revenue	$188,521	$144,707	30.3%	$561,360	$413,414	35.8%
Silver revenue	$115,149	$70,372	63.6%	$323,098	$263,129	22.8%
Palladium revenue	$3,644	$5,307	(31.3)%	$12,531	$14,922	(16.0)%
Cobalt revenue	$939	$2,751	(65.9)%	$7,134	$11,108	(35.8)%
Net earnings	$154,635	$116,371	32.9%	$440,993	$369,209	19.4%
Per share	$0.341	$0.257	32.7%	$0.973	$0.815	19.4%
Adjusted net earnings [4]	$152,803	$121,467	25.8%	$441,201	$368,481	19.7%
Per share [4]	$0.337	$0.268	25.7%	$0.973	$0.814	19.5%
Operating cash flows	$254,337	$171,103	48.6%	$708,110	$508,584	39.2%
Per share [4]	$0.561	$0.378	48.4%	$1.562	$1.123	39.1%
Dividends paid ⁶	$70,314	$67,946	3.5%	$210,847	$203,794	3.5%
Per share	$0.155	$0.150	3.3%	$0.465	$0.450	3.3%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)
Gold-equivalent ounces ("GEOs"), which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

3)
Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

4)	Refer to discussion on non-IFRS measures beginning on page 40 of this MD&A.
5)
Cash cost per pound of cobalt sold during the third quarter of 2023 was net of a previously recorded inventory write-down of $0.1 million (nine months - $1.6 million), resulting in a decrease of $0.51 per pound of cobalt sold (nine months - $2.05 per pound sold).

6)	As at September 30, 2024, cumulative dividends of $2,277 million have been declared and paid by the Company.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [4]

Highlights
Operations
•	For the three months ended September 30, 2024, relative to the comparable period of the prior year:
o	Production amounted to 144,200 gold equivalent ounces ("GEOs"), a decrease of 2%, with lower production from Salobo and Constancia being partially offset by higher production from Peñasquito.
o	Sales volumes amounted to 122,700 GEO's, an increase of 10%, primarily due to relative changes to the number of GEOs produced but not delivered (“PBND”).
o
Revenue increased 38% or $85 million to $308 million (61% gold, 37% silver, 1% palladium and 1% cobalt), with the increase due to a 26% increase in realized commodity prices coupled with the increased sales volume.

o	Gross margin amounted to $197 million (64% of revenue), representing an increase of $71 million.
o
Net earnings amounted to $155 million, an increase of $38 million, with the increased gross margin being partially offset by a $28 million tax expense attributable to the enactment of the global minimum tax (“GMT”) legislation.

o	Record operating cashflow amounting to $254 million, with the $83 million increase being the result of the higher gross margin.
•	For the nine months ended September 30, 2024 relative to the comparable period of the prior year:
o
Production amounted to 448,400 GEOs, an increase of 7%, with increased production from Salobo and Peñasquito being partially offset by lower production at San Dimas, the temporary cessation of production from Aljustrel and the suspension of operations at Minto.

o	Sales volumes amounted to 389,900 GEOs, an increase of 11% resulting from the higher production coupled with relative changes to PBND.
o
Revenue increased 29% or $202 million to $904 million (62% gold, 36% silver, 1% palladium and 1% cobalt), with the increase being primarily due to a 16% increase in realized commodity prices coupled with the 11% increase in sales volumes.

o	Gross margin amounted to $555 million (61% of revenue), representing an increase of $159 million.
o	Net earnings amounted to $441 million, an increase of $72 million with the higher gross margin more than offsetting the tax expense of $78 million attributable to the enactment of the GMT legislation.
o	Record operating cashflow amounting to $708 million, with the $200 million increase being due primarily to the higher gross margin.
•	On November 7, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share.
Corporate Development
•	On October 21, 2024, the Company amended the Fenix PMPA, increasing the amount of attributable gold it is entitled to under the contract.
•	On October 23, 2024, the Company entered into a PMPA with Montage Gold Corp. (“Montage”) in respect to the Koné Gold Project located in Côte d’Ivoire.
Other
•	During the third quarter of 2024:
o	The Company made a quarterly dividend payment of $70 million.
o	The Company made total upfront cash payments of $30 million relative to the Mineral Park PMPA ($25 million) and the DeLamar royalty ($5 million).

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

Outlook1
Wheaton continues to forecast estimated attributable production in 2024 to be 325,000 to 370,000 ounces of gold, 18.5 to 20.5 million ounces of silver, and 12,000 to 15,000 gold equivalent ounces (“GEOs”) of other metals, resulting in production of approximately 550,000 to 620,000 GEOs2, unchanged from previous guidance.

Annual production is forecast to increase by approximately 40% to over 800,000 GEOs2 by 2028, with average annual production forecast to grow to over 850,000 GEOs2 in years 2029 to 2033, also unchanged from previous guidance.

Liquidity
From a liquidity perspective, the $694 million of cash and cash equivalents as at September 30, 2024 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
2 Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt. Other metal includes palladium, platinum and cobalt. Not included in Wheaton’s long-term forecast and instead classified as ‘optionality’, includes potential future production from Pascua Lama, Navidad, Toroparu, Cotabambas, Metates, DeLamar and additional expansions at Salobo outside of the Salobo III mine expansion project. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [6]

Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:
					Total Upfront Consideration
Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Production Payment Per Unit [2,3]	Paid to Sep 30, 2024 [3]	To be Paid [1,2]	Total ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q3-2024 PBND [3,4]	Term ¹
Gold
Salobo	Vale	BRA	75%	$425	$ 3,429,360	$ 163,000	$ 3,592,360	$ 2,487,127	2,139,180	71,380	LOM
Sudbury ⁵	Vale	CAN	70%	$400	623,572	-	623,572	311,817	290,773	10,506	20 years ⁵
Constancia	Hudbay	PER	50%	$425	135,000	-	135,000	277,797	209,752	6,537	LOM
San Dimas	FM	MEX	variable ⁶	$637	220,000	-	220,000	292,455	259,017	2,325	LOM
Stillwater ⁷	Sibanye	USA	100%	18%	237,880	-	237,880	94,822	66,375	5,243	LOM
Other
Minto	MNTO	CAN	100% ⁸	50%	47,283	-	47,283	230,824	231,091	-	LOM
Copper World	Hudbay	USA	100%	$450	-	39,296	39,296	-	-	-	LOM
Marmato ⁹	Aris	CO	10.5% ⁹	18%	45,400	117,600	163,000	14,487	9,096	167	LOM
Santo Domingo	Capstone	CHL	100% ¹⁰	18%	29,124	260,000	289,124	1,102	447	-	LOM
Fenix	Rio2	CHL	6% ¹¹	18%	25,000	25,000	50,000	-	-	-	LOM
Blackwater	Artemis	CAN	8% ¹²	35%	340,000	-	340,000	-	-	-	LOM
Curipamba	Silvercorp ¹³	ECU	50% ¹³	18%	9,814	119,165	128,979	643	258	-	LOM
Marathon	Gen Mining	CAN	100% ¹⁴	18%	21,857	103,711	125,568	-	-	-	LOM
Goose	B2Gold	CAN	2.78% ¹⁵	18%	83,750	-	83,750	-	-	-	LOM
Cangrejos	Lumina	ECU	6.6% ¹⁶	18%	38,900	261,100	300,000	-	-	-	LOM
Platreef	Ivanhoe	SA	62.5% ¹⁷	$100	275,300	-	275,300	-	-	-	LOM ¹⁷
Curraghinalt	Dalradian	UK	3.05% ¹⁸	18%	20,000	55,000	75,000	-	-	-	LOM
Kudz Ze Kayah	BMC	CAN	6.875% ¹⁹	20%	13,860	1,800	15,660	-	-	-	LOM
					$ 5,596,100	$ 1,145,672	$ 6,741,772	$ 3,711,074	3,205,989	96,158
Silver
Peñasquito	Newmont	MEX	25%	$4.50	$ 485,000	$ -	$ 485,000	$ 1,502,076	85,075	1,429	LOM
Antamina	Glencore	PER	33.75% ²⁰	20%	900,000	-	900,000	744,661	46,892	584	LOM
Constancia	Hudbay	PER	100%	$6.26	294,900	-	294,900	256,709	18,723	302	LOM
Other
Los Filos	Equinox	MEX	100%	$4.68	4,463	-	4,463	42,537	2,278	67	25 years ²¹
Zinkgruvan	Lundin	SWE	100%	$4.68	77,866	-	77,866	525,958	34,646	204	LOM
Stratoni	Eldorado	GRC	100%	$11.54	57,500	-	57,500	155,868	10,378	-	LOM
Neves-Corvo	Lundin	PRT	100%	$4.50	35,350	-	35,350	177,364	10,232	39	50 years ²²
Aljustrel	Almina	PRT	100% ²³	$0.50	2,451	-	2,451	48,811	4,274	-	50 years ²²
Minto	MNTO	CAN	100% ⁸	$4.39	7,522	-	7,522	28,995	1,646	-	LOM
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90	625,000	-	625,000	372,767	19,775	-	LOM
Copper World	Hudbay	USA	100%	$3.90	-	191,855	191,855	-	-	-	LOM
Navidad	PAAS	ARG	12.5%	$4.00	10,788	32,400	43,188	-	-	-	LOM
Marmato ⁹	Aris	CO	100% ⁹	18%	7,600	4,400	12,000	2,881	143	3	LOM
Cozamin	Capstone	MEX	50% ²⁴	10%	150,000	-	150,000	50,851	2,316	120	LOM
Blackwater	Artemis	CAN	50% ¹²	18%	140,800	-	140,800	-	-	-	LOM
Curipamba	Silvercorp ¹³	ECU	75% ¹³	18%	3,540	43,084	46,624	-	-	-	LOM
Mineral Park	Waterton	US	100%	18%	50,000	65,000	115,000	-	2,149	-	LOM
Kudz Ze Kayah	BMC	CAN	6.875% ¹⁹	20%	24,640	3,200	27,840	-	-	-	LOM
					$ 2,877,420	$ 339,939	$ 3,217,359	$ 3,909,478	238,527	2,748
Palladium
Stillwater ⁷	Sibanye	USA	4.5% ²⁵	18%	$ 262,120	$ -	$ 262,120	$ 159,098	110,624	6,186	LOM
Platreef	Ivanhoe	SA	5.25% ¹⁷	30%	78,700	-	78,700	-	-	-	LOM ¹⁷
					$ 340,820	$ -	$ 340,820	$ 159,098	110,624	6,186
Platinum
Marathon	Gen Mining	CAN	22% ¹⁴	18%	$ 9,367	$ 44,448	$ 53,815	$ -	-	-	LOM
Platreef	Ivanhoe	SA	5.25% ¹⁷	30%	57,500	-	57,500	-	-	-	LOM ¹⁷
					$ 66,867	$ 44,448	$ 111,315	$ -	-	-
Cobalt
Voisey's Bay	Vale	CAN	42.4% ²⁶	18%	$ 390,000	$ -	$ 390,000	$ 56,343	3,483	796	LOM
Total PMPAs Currently Owned					$ 9,135,007	$ 1,530,059	$ 10,665,066	$ 7,835,993
Terminated / Matured PMPAs					1,303,697	-	$ 1,303,697	3,117,152
Total					$ 10,438,704	$ 1,530,059	$ 11,968,763	$ 10,953,145

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [7]

1)
Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 33 of this MD&A for more information.
3)
All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 35 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid. Certain contracts, including Santo Domingo and Curipamba, contain delay ounce provisions whereby should construction of the mine not be completed by an agreed to date, the mine operator must compensate the Company for the delay until certain conditions are satisfied by delivering additional ounces. The value of these ounces on the date first due, net of amounts owed to the mine operator, is treated as a reduction to the upfront consideration paid. Sale of the resulting ounces received is treated as revenue, with the associated cost of sales being equal to the fair value of the ounces on the date received.

4)
Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of September 30, 2024, the Company has received approximately $312 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6)
The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)
The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.

9)
Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

10)
Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%. The units sold under Santo Domingo relate to ounces received due to the delay ounce provision (see footnote 3, above).

11)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

12)
Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

13)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%. On July 31, 2024, Silvercorp Metals Inc. (“Silvercorp”) completed the previously announced acquisition of all of the issued and outstanding common shares of Adventus Mining Corporation (“Adventus”). The units sold under Curipamba relate to ounces received due to the delay ounce provision (see footnote 3, above).

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15)
Once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)	Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 4.4%.
17)
Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum (“Mtpa”), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, Sandstorm Gold Ltd. (which acquired Nomad Royalty Ltd. on August 15, 2022) (“Sandstorm”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Sandstorm combined). The values set out herein pertain only to Wheaton’s share of the payable gold.

18)	Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company’s attributable gold production will be reduced to 1.5%.
19)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered for a total of 660,000 ounces of gold and 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

20)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
21)	The term of the Los Filos PMPA ends on October 15, 2029.
22)	The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.
23)
Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

24)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
25)
Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

26)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay PMPA, the Company’s attributable cobalt production will be reduced to 21.2%.

Updates on the Operating Mineral Stream Interests
Salobo – Mill Throughput Expansion
On November 21, 2023, Vale S.A. (“Vale”) reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum (“Mtpa”) over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023.

Voisey’s Bay – Underground Mine Extension
Vale reports that physical completion of the Voisey’s Bay underground mine extension was 99% at the end of the third quarter, with all surface construction completed and the commissioning of the Reid Brook power plant remaining. In the Eastern Deeps Mine, the Bulk Material Handling system achieved mechanical completion in early October and the focus is now on commissioning, with handover to Operations within 2024. Demobilization efforts are ongoing, with surface contractors already fully demobilized.

Constancia
On August 13, 2024, Hudbay Minerals Inc. (“Hudbay”) reported that the stripping program for the next mining phase at Pampacancha was underway and expected to lead to significantly higher copper and gold grades in the fourth quarter of 2024.
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Stillwater – Suspension of Operations at Stillwater West
On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

Based on Sibanye's Q3 MD&A, the Company’s management estimates that with the Stillwater West operations in care and maintenance, 2025 production relative to the Stillwater PMPA will be approximately 40% to 45% lower than historical levels.

Updates on the Development Stage Mineral Stream Interests
Copper World
On August 29, 2024, Hudbay Minerals Inc., (“Hudbay”) announced that it has received an Aquifer Protection Permit for the Copper World project from the Arizona Department of Environmental Quality. Hudbay has indicated that the issuance of this permit is a key milestone in the advancement of Copper World. The last key state-level permit is the Air Quality Permit which is progressing as planned.

Marmato Mine
On July 16, 2024, Aris Mining Corporation (“Aris”) reported that the Lower Mine project is on track for first gold pour by the end of 2025, followed by an approximate six-month ramp-up period. On October 7, 2024, Aris provided an update that the Marmato Lower Mine expansion is progressing on schedule, with the site access road and portal face now complete and the contractor preparing to initiate work on the twin declines. Aris noted that both the SAG and ball mill fabrication are progressing on schedule for completion before the end of 2024.

Santo Domingo
On July 31, 2024, Capstone Copper Corp. (“Capstone”) published the results of an updated feasibility study for the Santo Domingo project, outlining an optimized mine plan, updated capital and operating cost estimates, and a 19-year mine life supported by higher mineral reserve estimates. As a result, total gold production is expected to average 35,000 ounces per year for the first seven years of production, an increase from the 30,000 ounces per year estimate outlined in the 2020 feasibility study, and 22,000 ounces per year for the life of mine, up from 17,000 ounces per year. With construction completed at the Mantoverde project, a deposit situated 35 kilometers northeast of the Santo Domingo project, Capstone plans to advance several value enhancement initiatives within the Mantoverde-Santo Domingo district that are not yet included in the 2024 feasibility study. The first of these initiatives is a newly announced two-year, $25 million exploration program at Mantoverde, aimed at supporting the two future processing centers between Mantoverde and Santo Domingo.

Fenix
On October 2, 2024, Rio2 Limited (“Rio2”) announced that its Chilean subsidiary has received the principal Sectorial Permits it requires to begin construction at the Fenix project. These Sectorial Permits are: 1) Mining Methods; 2) Process Plant; 3) Waste Dumps & Stockpiles; and 4) Closure Plan. Rio2 has indicated that these Sectorial Permits represent the last governmental authorization required to enable the start of the construction phase and subsequent operation of the Fenix mine.

Subsequent to September 30, 2024, the Company amended the Fenix PMPA with Rio2. Please see the Subsequent Events section on page 44 of this MD&A for more information.

Blackwater
On November 6, 2024, Artemis Gold Inc., (“Artemis”) announced that overall construction was over 95% complete as of September 30, 2024 and first gold pour is targeted for late Q4 2024. Construction of the tailings storage facility is ready to allow for the commencement of commissioning of the plant. Artemis reported that the initial mining fleet has been commissioned and pre-stripping of the mine, as well as the construction of haul roads are well advanced.

On July 22, 2024, Artemis announced that it had responded to a wildfire evacuation order issued across a region that includes its Blackwater mine by proactively removing all non-essential staff and contractors from the mine site as of July 21, 2024. On July 26, 2024, Artemis announced the evacuation order has been lifted and began an expedient, staged return of employees and contractors to site.

Curipamba
On July 31, 2024, Silvercorp Metals Inc. (“Silvercorp”) announced that it had completed the previously announced acquisition of all of the issued and outstanding common shares of Adventus Mining Corporation. Under the terms of the Curipamba PMPA, within 30 days of a change of control, Silvercorp had a one-time option to repurchase 33% of the gold and silver stream, which expired unexercised.

On August 6, 2024, Silvercorp announced a key milestone that the Ministry of Energy and Mines of the Government of Ecuador (“MEM”) has issued a Resolution of Change of Phase for the Curipamba project. The Resolution of Change of Phase advances the legal status of the project from the economic evaluation phase to the exploitation
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phase and allows for the start of construction and subsequent operation of the mine. The Change of Phase for a medium-scale project is equivalent to the Exploitation Agreement for large-scale mines in Ecuador. Silvercorp announced on August 21, 2024 that following the acquisition of Adventus, they have initiated the process of construction with a goal to bring the project into production some time in 2026, as previously planned.

During the second quarter of 2024, an Ecuadorian court rejected a constitutional protective action (the “Constitutional Action”) filed by third parties against Ministry of Environment, Water and Energy Transition of the Government of Ecuador (“MAATE”) and concluded that the consultative process followed by MAATE in issuing the various permits relative to the Curipamba project complied with applicable legal requirements. An appeal was granted and a hearing took place at the Superior Court of Bolivar on October 17, 2024. There is no deadline for the judgement.

Marathon
On July 31, 2024, Generation Mining Limited (“Gen Mining”) reported that the federal government has approved amendments to Schedule 2 of the Metal and Diamond Mining Effluent Regulations (“Schedule 2”) which will allow for the construction of specific water management structures and operation of key infrastructure for the Marathon project.

On August 7, 2024, Gen Mining announced a key milestone with the receipt of the Fisheries Act Authorization (“FAA”) for the Marathon project. The FAA, issued by Fisheries and Oceans Canada, approves Gen Mining’s plan to avoid, mitigate and offset impacts to fish and fish habitat related to the development of the project. This authorization represents the final federal approval required to commence construction of the tailings storage facility and water management structures. The Marathon project requires three remaining provincial approvals to be issued by the Ministry of the Environment, Conservation and Parks and the Ministry of Natural Resources. These are expected in the coming months, following which the Marathon project will have all of the key government permits and approvals required for construction.

Goose
On November 6 2024, B2Gold Corp. (“B2Gold”) announced that all planned construction year to date in 2024 has been completed. Project construction and development continues to progress on track for first gold pour at the Goose Project in the second quarter of 2025, followed by a ramp up to commercial production in the third quarter of 2025. The 2024 sealift was completed successfully on September 30, 2024, with ten ships and one barge having unloaded 123,000 cubic meters of dry cargo, more than 84 million liters of arctic grade diesel fuel and 58 additional trucks for the 2025 Winter Ice Road campaign.

Platreef
On October 30, 2024, Ivanhoe Mines (“Ivanhoe”) reported that construction of the Phase 1 concentrator was completed on schedule early in the third quarter. First ore is scheduled for the second half of 2025, while underground development prioritizes development to accelerate Phase 2. Ivanhoe also states that work continues on the updated feasibility study to accelerate the startup of Phase 2, as well as the preliminary economic assessment of the previously announced Phase 3 expansion to 10 Mtpa processing capacity. Both studies are now expected to be published in Q1 2025.

Curraghinalt
On May 3, 2024, the Planning Appeals Commission & Water Appeals Commission (“the commission”) in Northern Ireland concluded that the water abstraction and impoundment licenses (“water licenses”) relative to the Curraghinalt Project have been rescinded and that license applications would need to be resubmitted and subsequent public inquiry referrals held. Dalradian Gold Ltd., has re-submitted two new applications for the abstraction licenses and those licenses were received by the commission on September 5, 2024. The commission has set new dates to resume the public inquiry process beginning on January 13, 2025.

Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.
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The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract
Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17
			$46,352	$322,000	$368,352
1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 35 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Mineral Royalty Interests
The following table summarizes the mineral royalty interests owned by the Company as at September 30, 2024:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract
Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$-	$3,000	Life of Mine	07-Aug-2014
Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529	Life of Mine	04-Jan-2021
Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	-	3,600	Life of Mine	10-Sep-2023
Mt Todd [5]	Vista	Australia	1.0% GR	20,000	-	20,000	Life of Mine	13-Dec-2023
DeLamar [6]	Integra	USA	1.5% NSR	9,750	-	9,750	Life of Mine	20-Feb-2024
				$39,879	$-	$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)
The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)
The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Black Pine
On September 25, 2024, Liberty Gold announced the receipt of a Hardrock Prospector Permit covering four areas located directly adjacent to the Black Pine project.

Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at September 30, 2024 and December 31, 2023:

	September 30	December 31
(in thousands)	2024	2023
Common shares held	$101,373	$246,026
Warrants held	1,695	652
Total long-term equity investments	$103,068	$246,678

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [11]

net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and nine months ended September 30, 2024 and 2023 is presented below:

Common Shares Held
	Three Months Ended September 30, 2024
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2024	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2024	Realized Loss on Disposal
Kutcho	18,640	12.03%	$ 2,248	$ -	$ -	$ (797)	$ 1,451	$ -
B2Gold	12,025	0.92%	32,243	-	-	4,992	37,235	-
Silvercorp	3,759	1.73%	-	12,017	-	4,384	16,401	-
Aris	4,715	2.77%	17,810	-	-	4,055	21,865	-
Other			34,598	728	(12,018)	1,113	24,421	(3,543)
Total			$ 86,899	$ 12,745	$ (12,018)	$ 13,747	$ 101,373	$ (3,543)

1)	The disposal during the third quarter was as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended September 30, 2023
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2023	Realized Loss on Disposal
Kutcho	18,640	13.27%	$ 2,605	$ -	$ -	$ (881)	$ 1,724	$ -
Hecla	34,980	5.67%	180,148	-	-	(43,375)	136,773	-
B2Gold	12,025	0.93%	42,867	-	-	(8,181)	34,686	-
Aris	4,715	3.44%	11,360	-	-	(584)	10,776	-
Other			18,096	5,006	-	(6,483)	16,619	-
Total			$ 255,076	$ 5,006	$ -	$ (59,504)	$ 200,578	$ -

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [12]

	Nine Months Ended September 30, 2024
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2024	Realized Gain (Loss) on Disposal
Kutcho	18,640	12.03%	$ 1,551	$ -	$ -	$ (100)	$ 1,451	$ -
Hecla	-	-	168,255	-	(177,088)	8,833	-	35,768
B2Gold	12,025	0.92%	38,094	-	-	(859)	37,235	-
Silvercorp	3,759	1.73%	-	12,017	-	4,384	16,401	-
Aris	4,715	2.77%	15,579	-	-	6,286	21,865	-
Other			22,547	5,849	(12,018)	8,043	24,421	(3,543)
Total			$ 246,026	$ 17,866	$ (189,106)	$ 26,587	$ 101,373	$ 32,225

1)
The disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation, while the disposal under “other” was as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2023
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2023	Realized Gain (Loss) on Disposal
Sabina	-	-	$ 30,535	$ -	$ (48,832)	$ 18,297	$ -	$ 872
Kutcho	18,640	13.27%	3,097	-	-	(1,373)	1,724	-
Hecla	34,980	5.67%	194,668	-	(202)	(57,693)	136,773	73
B2Gold	12,025	0.93%	-	48,832	-	(14,146)	34,686	-
Aris	4,715	3.44%	11,662	-	-	(886)	10,776	-
Other			15,573	13,205	(27)	(12,132)	16,619	(990)
Total			$ 255,535	$ 62,037	$ (49,061)	$ (67,933)	$ 200,578	$ (45)

1)
The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.
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Summary of Units Produced
	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Gold ounces produced ²
Salobo	62,689	63,225	61,622	71,778	69,045	54,804	43,677	37,939
Sudbury [3]	4,287	4,477	5,618	5,823	3,857	5,818	6,203	5,270
Constancia	10,446	6,086	13,897	22,292	19,003	7,444	6,905	10,496
San Dimas [4]	6,882	7,089	7,542	10,024	9,995	11,166	10,754	10,037
Stillwater [5]	2,247	2,099	2,637	2,341	2,454	2,017	1,960	2,185
Other
Marmato	648	584	623	668	673	639	457	533
Minto [6]	-	-	-	-	-	1,292	3,063	2,567
Total Other	648	584	623	668	673	1,931	3,520	3,100
Total gold ounces produced	87,199	83,560	91,939	112,926	105,027	83,180	73,019	69,027
Silver ounces produced [2]
Peñasquito [7]	1,785	2,263	2,643	1,036	-	1,744	2,076	1,761
Antamina	925	992	806	1,030	894	984	872	1,067
Constancia	648	451	640	836	697	420	552	655
Other
Los Filos	42	27	48	26	32	41	45	14
Zinkgruvan	537	699	641	510	785	374	632	664
Neves-Corvo	425	432	524	573	486	407	436	369
Aljustrel [8]	-	-	-	-	327	279	343	313
Cozamin	185	177	173	185	165	184	141	157
Marmato	7	6	7	10	11	7	8	9
Yauliyacu [9]	-	-	-	-	-	-	-	261
Minto [6]	-	-	-	-	-	14	29	33
Total Other	1,196	1,341	1,393	1,304	1,806	1,306	1,634	1,820
Total silver ounces produced	4,554	5,047	5,482	4,206	3,397	4,454	5,134	5,303
Palladium ounces produced ²
Stillwater [5]	4,034	4,338	4,463	4,209	4,006	3,880	3,705	3,869
Cobalt pounds produced ²
Voisey's Bay	397	259	240	215	183	152	124	128
GEOs produced [10]	144,164	145,449	158,775	164,796	147,278	137,323	134,730	132,780
Average payable rate [2]
Gold	95.1%	95.0%	94.7%	95.1%	95.4%	95.1%	95.1%	94.9%
Silver	83.9%	84.3%	84.5%	83.0%	78.4%	83.7%	83.1%	84.2%
Palladium	98.4%	97.3%	97.8%	98.0%	94.1%	94.1%	96.3%	93.9%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [10]	91.1%	90.7%	90.7%	91.6%	90.9%	90.9%	89.8%	89.9%

1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
9)	On December 14, 2022, the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
10)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

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Summary of Units Sold
	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Gold ounces sold
Salobo	58,101	54,962	56,841	76,656	44,444	46,030	35,966	41,029
Sudbury [2]	2,495	5,679	4,129	5,011	4,836	4,775	4,368	4,988
Constancia	5,186	6,640	20,123	19,925	12,399	9,619	6,579	6,013
San Dimas	7,022	6,801	7,933	10,472	9,695	11,354	10,651	10,943
Stillwater [3]	1,635	2,628	2,355	2,314	1,985	2,195	2,094	1,783
Other
Marmato	550	616	638	633	792	467	480	473
777	-	-	-	-	275	153	126	785
Minto	-	-	-	-	-	701	2,341	2,982
Santo Domingo [4]	447	-	-	-	-	-	-	-
Curipamba [4]	258	-	-	-	-	-	-	-
Total Other	1,255	616	638	633	1,067	1,321	2,947	4,240
Total gold ounces sold	75,694	77,326	92,019	115,011	74,426	75,294	62,605	68,996
Silver ounces sold
Peñasquito	1,667	1,482	1,839	442	453	1,913	1,483	2,066
Antamina	989	917	762	1,091	794	963	814	1,114
Constancia	366	422	726	665	435	674	366	403
Other
Los Filos	26	24	44	24	30	37	34	16
Zinkgruvan	488	597	297	449	714	370	520	547
Neves-Corvo	185	216	243	268	245	132	171	80
Aljustrel	-	-	1	86	142	182	205	156
Cozamin	148	158	147	141	139	150	119	150
Marmato	6	7	8	9	11	7	7	7
Yauliyacu	-	-	-	-	-	-	-	337
Minto	-	-	-	-	-	7	29	23
Keno Hill	-	-	-	-	-	-	1	1
777	-	-	-	-	2	2	-	35
Total Other	853	1,002	740	977	1,283	887	1,086	1,352
Total silver ounces sold	3,875	3,823	4,067	3,175	2,965	4,437	3,749	4,935
Palladium ounces sold
Stillwater [3]	3,761	4,301	4,774	3,339	4,242	3,392	2,946	3,396
Cobalt pounds sold
Voisey's Bay	88	88	309	288	198	265	323	187
GEOs sold [5]	122,715	124,009	143,184	155,059	111,935	129,734	109,293	128,662
Cumulative payable units PBND [6]
Gold ounces	96,158	88,205	86,114	91,092	98,715	72,916	77,377	70,562
Silver ounces	2,748	2,801	2,368	1,802	1,486	1,790	2,531	2,013
Palladium ounces	6,186	6,018	6,198	6,666	5,607	6,122	5,751	5,098
Cobalt pounds	796	513	360	356	377	251	285	258
GEO [5]	136,027	126,761	118,785	117,465	121,058	98,186	111,217	97,936
Inventory on hand
Cobalt pounds	-	-	-	88	155	310	398	633
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and Curipamba relate to ounces received due to the delay ounce provision as per the respective PMPA (see footnote 3 on page 8 of this MD&A for more information).
5)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

6)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Quarterly Financial Review 1

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Q3 2024			Q2 2024			Q1 2024			Q4 2023			Q3 2023			Q2 2023			Q1 2023					Q4 2022
Gold ounces sold	xx	xx	75,694	xx	xx	77,326	xx	xx	92,019	xx	xx	115,011	xx	xx	74,426	xx	xx	75,294	xx	xx	62,605	xx	xx	68,996
Realized price [2]			$2,491			$2,356			$2,072			$2,006			$1,944			$1,986			$1,904			$1,725
Gold sales			$188,521			$182,150			$190,689			$230,716			$144,707			$149,511			$119,196			$119,051
Silver ounces sold			3,875			3,823			4,067			3,175			2,965			4,437			3,749			4,935
Realized price [2]			$29.71			$29.11			$23.77			$23.77			$23.73			$24.13			$22.85			$21.52
Silver sales			$115,149			$111,291			$96,658			$75,465			$70,372			$107,081			$85,678			$106,175
Palladium ounces sold			3,761			4,301			4,774			3,339			4,242			3,392			2,946			3,396
Realized price [2]			$969			$979			$980			$1,070			$1,251			$1,438			$1,607			$1,939
Palladium sales			$3,644			$4,210			$4,677			$3,574			$5,307			$4,879			$4,735			$6,586
Cobalt pounds sold			88			88			309			288			198			265			323			187
Realized price [2]			$10.65			$16.02			$15.49			$12.92			$13.87			$13.23			$15.04			$22.62
Cobalt sales			$939			$1,413			$4,782			$3,716			$2,751			$3,501			$4,856			$4,239
Total sales			$308,253			$299,064			$296,806			$313,471			$223,137			$264,972			$214,465			$236,051
Cash cost [2,3]
Gold / oz			$440			$441			$439			$437			$444			$461			$496			$475
Silver / oz			$5.03			$4.95			$4.77			$5.02			$5.10			$5.01			$5.07			$5.00
Palladium / oz			$173			$175			$182			$198			$223			$261			$294			$357
Cobalt / lb [5]			$2.15			$3.11			$2.96			$3.14			$3.66			$3.20			$3.30			$16.52
Depletion [2]
Gold / oz [4]			$418			$438			$404			$405			$381			$365			$360			$357
Silver / oz			$5.89			$5.76			$5.03			$5.29			$4.57			$4.92			$4.48			$4.98
Palladium / oz			$429			$429			$445			$445			$459			$445			$408			$399
Cobalt / lb			$12.78			$12.78			$12.77			$12.80			$12.98			$13.85			$13.85			$13.72
Gain on disposal of PMPA			$-			$-			$-			$-			$-			$5,027			$-			$51,443
Impairment (reversal)			$-			$-			$-			$-			$-			$-			$-			$1,719
Net earnings			$154,635			$122,317			$164,041			$168,435			$116,371			$141,448			$111,391			$166,125
Per share
Basic			$0.341			$0.270			$0.362			$0.372			$0.257			$0.312			$0.246			$0.367
Diluted			$0.340			$0.269			$0.362			$0.371			$0.257			$0.312			$0.246			$0.367
Adjusted net earnings [3]			$152,803			$149,565			$138,834			$164,569			$121,467			$142,584			$104,431			$103,744
Per share
Basic			$0.337			$0.330			$0.306			$0.363			$0.268			$0.315			$0.231			$0.229
Diluted			$0.336			$0.329			$0.306			$0.363			$0.268			$0.314			$0.230			$0.229
Cash flow from operations			$254,337			$234,393			$219,380			$242,226			$171,103			$202,376			$135,104			$172,028
Per share [3]
Basic			$0.561			$0.517			$0.484			$0.535			$0.378			$0.447			$0.299			$0.381
Diluted			$0.560			$0.516			$0.484			$0.534			$0.377			$0.446			$0.298			$0.380
Dividends declared			$70,314			$70,273			$70,261			$67,950			$67,946			$67,938			$67,910			$67,797
Per share			$0.155			$0.155			$0.155			$0.150			$0.150			$0.150			$0.150			$0.150
Total assets			$7,386,179			$7,247,082			$7,180,455			$7,031,185			$6,881,515			$6,879,905			$6,905,479			$6,759,906
Total liabilities			$126,165			$87,410			$101,260			$45,669			$38,254			$33,492			$93,025			$42,231
Total shareholders' equity			$7,260,014			$7,159,672			$7,079,195			$6,985,516			$6,843,261			$6,846,413			$6,812,454			$6,717,675

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 40 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 8 of this MD&A for more information).
5)
Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. During the three months ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023, the cobalt inventory sold was net of the inventory write-down taken in 2022 in the amount of $1.0 million, $0.5 million,  $0.1 million and $0.02 million, respectively, resulting in a decrease to the reported cost of cobalt sold of $3.18 per pound of cobalt sold, $1.81 per pound of cobalt sold, $0.51 per pound of cobalt sold and $0.08 per pound of cobalt sold, respectively.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Results of Operations and Operational Review
The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended September 30, 2024 and 2023
The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended September 30, 2024
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	62,689	58,101		$2,490		$425		$378	$144,656	$98,016	$122,916	$2,616,346
Sudbury [5]	4,287	2,495		2,519		400		1,326	6,286	1,979	4,798	246,918
Constancia	10,446	5,186		2,490		422		323	12,912	9,048	10,722	70,095
San Dimas	6,882	7,022		2,490		637		290	17,482	10,975	13,010	138,507
Stillwater	2,247	1,635		2,490		438		421	4,071	2,667	3,355	208,474
Other [6]	648	1,255		2,481		192		1,584	3,114	886	2,874	901,880
	87,199	75,694		$2,491		$440		$418	$188,521	$123,571	$157,675	$4,182,220
Silver
Peñasquito	1,785	1,667		$29.58		$4.50		$4.86	$49,329	$33,725	$41,825	$253,461
Antamina	925	989		29.58		6.06		8.46	29,257	14,893	23,260	498,029
Constancia	648	366		29.58		6.23		6.10	10,822	6,310	8,543	170,242
Other [7]	1,196	853		30.17		4.34		4.83	25,741	17,912	22,594	645,485
	4,554	3,875		$29.71		$5.03		$5.89	$115,149	$72,840	$96,222	$1,567,217
Palladium
Stillwater	4,034	3,761		$969		$173		$429	$3,644	$1,380	$2,994	$215,082
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,820
	4,034	3,761		$969		$173		$429	$3,644	$1,380	$2,994	$293,902
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,588
	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,039
Cobalt
Voisey's Bay	397	88		$10.65		$2.15		$12.78	$939	$(378)	$321	$345,745
Operating results									$308,253	$197,413	$257,212	$6,456,123
Other
General and administrative										$(9,488)	$(6,215)
Share based compensation										(9,628)	-
Donations and community investments										(2,352)	(2,198)
Finance costs										(1,404)	(1,051)
Other										7,605	3,664
Income tax										(27,511)	2,925
Total other										$(42,778)	$(2,875)	$930,056
										$154,635	$254,337	$7,386,179

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 8 of this MD&A for more information).
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provisions of each of the Santo Domingo and Curipamba PMPAs (see footnote 3 on page 8 of this MD&A for more information).

7)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Three Months Ended September 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	69,045	44,444		$1,944		$420		$330	$86,395	$53,026	$67,710	$2,341,485
Sudbury [4]	3,857	4,836		1,950		400		1,204	9,428	1,669	7,494	268,224
Constancia	19,003	12,399		1,944		419		316	24,102	14,991	18,906	86,555
San Dimas	9,995	9,695		1,944		631		260	18,846	10,216	12,732	147,638
Stillwater	2,454	1,985		1,944		349		510	3,859	2,154	3,167	212,650
Other [5]	673	1,067		1,945		368		391	2,077	1,266	1,684	557,035
	105,027	74,426		$1,944		$444		$381	$144,707	$83,322	$111,693	$3,613,587
Silver
Peñasquito	-	453		$23.82		$4.43		$4.06	$10,804	$6,952	$8,795	$278,028
Antamina	894	794		23.82		4.81		7.06	18,915	9,496	15,097	527,227
Constancia	697	435		23.82		6.18		6.24	10,360	4,958	7,674	183,736
Other [6]	1,806	1,283		23.62		5.15		2.64	30,293	20,301	19,439	549,641
	3,397	2,965		$23.73		$5.10		$4.57	$70,372	$41,707	$51,005	$1,538,632
Palladium
Stillwater	4,006	4,242		$1,251		$223		$459	$5,307	$2,416	$4,361	$222,154
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,450
Cobalt
Voisey's Bay	183	198		$13.87		$3.66 ⁷		$12.98	$2,751	$(551)	$4,235	$353,631
Operating results									$223,137	$126,894	$171,294	$5,737,454
Other
General and administrative										$(8,606)	$(6,321)
Share based compensation										(4,336)	-
Donations and community investments										(1,736)	(1,750)
Finance costs										(1,407)	(1,078)
Other										10,707	9,870
Income tax										(5,145)	(912)
Total other										$(10,523)	$(191)	$1,144,061
										$116,371	$171,103	$6,881,515

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests, the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

7)	Cash cost per pound of cobalt sold during the third quarter of 2023 was net of a previously recorded inventory write-down of $0.1 million, resulting in a decrease of $0.51 per pound of cobalt sold.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Comparative Results of Operations on a GEO Basis

	Q3 2024	Q3 2023	Change	Change
GEO Production [1,2]	144,164	147,278	(3,114)	(2.1)%
GEO Sales [2]	122,715	111,935	10,780	9.6%
Average price per GEO sold [2]	$2,512	$1,993	$519	26.0%
Revenue	$308,253	$223,137	$85,116	38.1%
Cost of sales, excluding depletion	$55,310	$49,808	$(5,502)	(11.0)%
Depletion	55,530	46,435	(9,095)	(19.6)%
Cost of Sales	$110,840	$96,243	$(14,597)	(15.2)%
Gross Margin	$197,413	$126,894	$70,519	55.6%
General and administrative expenses	9,488	8,606	(882)	(10.2)%
Share based compensation	9,628	4,336	(5,292)	(122.0)%
Donations and community investments	2,352	1,736	(616)	(35.5)%
Earnings from Operations	$175,945	$112,216	$63,729	56.8%
Other income (expense)	7,605	10,707	(3,102)	(29.0)%
Earnings before finance costs and income taxes	$183,550	$122,923	$60,627	49.3%
Finance costs	1,404	1,407	3	0.2%
Earnings before income taxes	$182,146	$121,516	$60,630	49.9%
Income tax expense	27,511	5,145	(22,366)	(434.7)%
Net earnings	$154,635	$116,371	$38,264	32.9%

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

GEO Production
For the three months ended September 30, 2024, attributable GEO production was 144,200 ounces, with the 3,100 ounce decrease from the comparable period in 2023 being primarily attributable to the following factors:
•
9,100 ounce or 34% decrease from Constancia (comprised of 8,600 gold ounces and 49,000 silver ounces), primarily due to lower grades largely due to the planned stripping activity in the Pampacancha pit, which commenced in the second quarter, and continued throughout the third quarter;

•	7,000 ounce or 33% decrease from the Other mines (comprised of 611,000 silver ounces), primarily due to the temporary suspension of attributable production from Aljustrel;
•
6,400 ounce or 9% decrease from Salobo; primarily due to lower grades, partially offset by higher throughput. From a throughput perspective, the three 12 mtpa lines operated at approximately 90% of capacity during Q3-2024, as compared to approximately 73% during Q3-2023; and

•	3,100 ounce or 31% decrease from San Dimas, primarily due to lower throughput and grades; partially offset by

•
20,500 ounce increase from Peñasquito (1,785,000 silver ounces), with Peñasquito producing no ounces in the third quarter of 2023 as a result of a labour strike which lasted from June 7 to October 13, 2023; and

•
1,400 ounce or 118% increase from Voisey's Bay (214,000 cobalt pounds), primarily attributable to the mining of higher grade material as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground mine nears completion.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Net Earnings
For the three months ended September 30, 2024, net earnings amounted to $155 million, with the $38 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended September 30, 2023		$116,371
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(33,603)
Payable silver production	27,557
Payable palladium production	252
Payable cobalt production	2,777
Total payable production		$(3,017)
Changes in inventory and PBND		23,586
Changes in delay ounces received [1]		1,746
Prices realized per ounce sold		62,801
Total increase to revenue		$85,116
Variance in cost of sales due to:
GEO payable production volume		$(1,755)
GEO payable production mix differences		981
Changes in inventory and PBND		(3,792)
Changes in delay ounces [1]		(1,698)
Cash cost per ounce		(1,707)
Depletion per ounce		(6,626)
Total increase to cost of sales		$(14,597)
Total increase to gross margin		$70,519
Other variances
General and administrative expenses (see page 26)		(882)
Share based compensation (see page 27)		(5,292)
Donations and community investment (see page 27)		(616)
Other income / expense (see page 27)		(3,102)
Finance costs (see page 28)		3
Income taxes (see page 28)		(22,366)
Total increase in net earnings		$38,264
Net earnings for the three months ended September 30, 2024		$154,635

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Results of Operations For The Nine Months Ended September 30, 2024 and 2023
The following two tables present the results of operations based on the Company’s reportable operating segments.

Nine Months Ended September 30, 2024
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	187,536	169,904		$2,307		$425		$383	$391,973	$254,758	$322,761	$2,616,346
Sudbury [5]	14,382	12,303		2,286		400		1,265	28,130	7,642	22,718	246,918
Constancia	30,429	31,949		2,200		421		318	70,275	46,663	56,833	70,095
San Dimas	21,513	21,756		2,296		634		286	49,950	29,941	36,156	138,507
Stillwater	6,983	6,618		2,288		405		453	15,144	9,469	12,464	208,474
Other [6]	1,855	2,509		2,347		293		1,056	5,888	2,504	5,153	901,880
	262,698	245,039		$2,291		$440		$419	$561,360	$350,977	$456,085	$4,182,220
Silver
Peñasquito	6,691	4,988		$27.18		$4.50		$4.57	$135,578	$90,361	$113,132	$253,461
Antamina	2,723	2,668		27.63		5.56		8.06	73,710	37,377	58,878	498,029
Constancia	1,739	1,514		26.55		6.21		6.17	40,180	21,444	30,785	170,242
Other [7]	3,930	2,595		28.37		4.29		4.51	73,630	50,785	60,026	645,485
	15,083	11,765		$27.46		$4.91		$5.55	$323,098	$199,967	$262,821	$1,567,217
Palladium
Stillwater	12,835	12,836		$976		$177		$435	$12,531	$4,674	$10,259	$215,082
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,820
	12,835	12,836		$976		$177		$435	$12,531	$4,674	$10,259	$293,902
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,588
	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,039
Cobalt
Voisey's Bay	896	485		$14.71		$2.84		$12.77	$7,134	$(438)	$9,407	$345,745
Operating results									$904,123	$555,180	$738,572	$6,456,123
Other
General and administrative										$(30,193)	$(31,134)
Share based compensation										(17,150)	(11,129)
Donations and community investments										(4,626)	(4,185)
Finance costs										(4,144)	(3,234)
Other										19,922	16,486
Income tax										(77,996)	2,734
Total other										$(114,187)	$(30,462)	$930,056
										$440,993	$708,110	$7,386,179

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 8 of this MD&A for more information).
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provisions of each of the Santo Domingo and Curipamba PMPAs (see footnote 3 on page 8 of this MD&A for more information).

7)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Nine Months Ended September 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	167,526	126,440		$1,947		$420		$330	$246,219	$-	$151,287	$193,063	$2,341,485
Sudbury [5]	15,878	13,979		1,953		400		1,087	27,295	-	6,512	21,420	268,224
Constancia	33,352	28,597		1,948		417		316	55,718	-	34,751	43,779	86,555
San Dimas	31,915	31,700		1,945		628		260	61,657	-	33,535	41,762	147,638
Stillwater	6,431	6,274		1,945		347		510	12,201	-	6,824	10,026	212,650
Other [6]	6,124	5,335		1,935		1,119		172	10,324	-	3,439	4,090	557,035
	261,226	212,325		$1,947		$465		$369	$413,414	$-	$236,348	$314,140	$3,613,587
Silver
Peñasquito	3,820	3,849		$23.63		$4.43		$4.06	$90,967	$-	$58,268	$73,915	$278,028
Antamina	2,750	2,571		23.65		4.69		7.06	60,812	-	30,625	48,765	527,227
Constancia	1,669	1,475		23.75		6.15		6.24	35,034	-	16,750	25,962	183,736
Other [7]	4,746	3,256		23.44		5.58		2.82	76,316	5,027	53,966	55,364	549,641
	12,985	11,151		$23.60		$5.05		$4.68	$263,129	$5,027	$159,609	$204,006	$1,538,632
Palladium
Stillwater	11,591	10,580		$1,410		$255		$440	$14,922	$-	$7,565	$12,223	$222,154
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,450
Cobalt
Voisey's Bay	458	786		$14.13		$3.36 ⁸		$13.63	$11,108	$-	$(2,243)	$13,056	$353,631
Operating results									$702,573	$5,027	$401,279	$543,425	$5,737,454
Other
General and administrative											$(28,922)	$(29,702)
Share based compensation											(16,217)	(16,675)
Donations and community investments											(5,054)	(4,896)
Finance costs											(4,138)	(3,147)
Other											26,961	24,823
Income tax											(4,700)	(5,244)
Total other											$(32,070)	$(34,841)	$1,144,061
											$369,209	$508,584	$6,881,515

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Refer to page 26 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)
Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)
Cash cost per pound of cobalt sold during the nine months ended September 30, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $2.05 per pound of cobalt sold.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Comparative Results of Operations on a GEO Basis

	YTD 2024	YTD 2023	Change	Change
GEO Production [1,2]	448,388	419,330	29,058	6.9%
GEO Sales [2]	389,907	350,961	38,946	11.1%
Average price per GEO sold [2]	$2,319	$2,002	$317	15.8%
Revenue	$904,123	$702,573	$201,550	28.7%
Cost of sales, excluding depletion	$170,872	$160,413	$(10,459)	(6.5)%
Depletion	178,071	145,908	(32,163)	(22.0)%
Cost of Sales	$348,943	$306,321	$(42,622)	(13.9)%
Gross Margin	$555,180	$396,252	$158,928	40.1%
General and administrative expenses	30,193	28,922	(1,271)	(4.4)%
Share based compensation	17,150	16,217	(933)	(5.8)%
Donations and community investments	4,626	5,054	428	8.5%
Earnings from Operations	$503,211	$346,059	$157,152	45.4%
Gain on disposal of mineral stream interests	-	5,027	(5,027)	(100.0)%
Other income (expense)	19,922	26,961	(7,039)	(26.1)%
Earnings before finance costs and income taxes	$523,133	$378,047	$145,086	38.4%
Finance costs	4,144	4,138	(6)	(0.1)%
Earnings before income taxes	$518,989	$373,909	$145,080	38.8%
Income tax expense	77,996	4,700	(73,296)	(1,559.5)%
Net earnings	$440,993	$369,209	$71,784	19.4%

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

GEO Production
For the nine months ended September 30, 2024, attributable GEO production was 448,400 ounces, with the 29,100 ounce increase from the comparable period in 2023 being primarily attributable to the following factors:
•
33,000 ounce or 75% increase from Peñasquito (2,872,000 silver ounces), primarily due to higher grades and throughput, with prior year operations being impacted by a labour strike which lasted from June 7 to October 13, 2023;

•
20,000 ounce or 12% increase from Salobo, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023, partially offset by lower grades. From a throughput perspective, the three 12 mtpa lines operated at approximately 82% of capacity during 2024 as compared to approximately 65% during 2023; and

•
2,800 ounce or 95% increase from Voisey's Bay (438,000 cobalt pounds), primarily attributable to the mining of higher grade material as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground mine nears completion; partially offset by

•
13,700 ounce or 22% decrease from the Other mines (comprised of 4,300 gold ounces and 816,000 silver ounces), primarily due to the closure of the Minto mine in May 2023 and the temporary suspension of attributable production from Aljustrel;

•	10,400 ounce or 33% decrease from San Dimas, primarily due to lower throughput and grades; and
•
2,100 ounce or 4% decrease from Constancia (comprised of 2,900 gold ounces and 70,000 silver ounces), primarily due to a lower grades largely due to the planned stripping activity in the Pampacancha pit, which commenced in the second quarter, and continued throughout the third quarter.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Net Earnings
For the nine months ended September 30, 2024, net earnings amounted to $441 million, with the $72 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the nine months ended September 30, 2023		$369,209
Variance in gross margin
Variance in revenue due to:
Payable gold production	$1,342
Payable silver production	48,427
Payable palladium production	1,787
Payable cobalt production	5,773
Total payable production		$57,329
Changes in inventory and PBND		18,409
Changes in delay ounces received [1]		1,746
Prices realized per ounce sold		124,066
Total increase to revenue		$201,550
Variance in cost of sales due to:
GEO payable production volume		$(28,720)
GEO payable production mix differences		10,493
Changes in inventory and PBND		(1,510)
Changes in delay ounces [1]		(1,698)
Cash cost per ounce		(3,308)
Depletion per ounce		(17,879)
Total increase to cost of sales		$(42,622)
Total increase to gross margin		$158,928
Other variances
Gain on disposal of mineral stream interest (see page 26)		(5,027)
General and administrative expenses (see page 26)		(1,271)
Donations and community investment (see page 27)		428
Share based compensation (see page 27)		(933)
Other income / expense (see page 27)		(7,039)
Finance costs (see page 28)		(6)
Income taxes (see page 28)		(73,296)
Total increase in net earnings		$71,784
Net earnings for the nine months ended September 30, 2024		$440,993

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Gain on Disposal of Mineral Stream Interest
Goose
During the nine months ended September 30, 2023, the Company reflected a gain on the partial buyback of 33% of the Goose PMPA by B2Gold of $5 million, calculated as follows:

(in thousands)
Proceeds received on 33% buyback of Goose	$46,400
Less: 33% carrying value	(41,373)
Gain on partial disposal of the Goose PMPA	$5,027

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2024	2023	2024	2023
Corporate
Salaries and benefits	$ 3,722	$ 3,443	$ 11,420	$ 10,897
Depreciation	239	224	684	780
Professional fees	292	430	1,326	1,853
Business travel	424	257	1,292	909
Director fees	269	238	810	820
Business taxes	94	36	695	749
Audit and regulatory	688	502	2,437	2,671
Insurance	486	493	1,338	1,550
Other	1,237	1,075	3,444	3,091
General and administrative - corporate	$ 7,451	$ 6,698	$ 23,446	$ 23,320
Subsidiaries
Salaries and benefits	$ 1,280	$ 1,148	$ 4,030	$ 3,465
Depreciation	119	125	356	343
Professional fees	37	131	702	391
Business travel	75	76	298	223
Director fees	52	52	166	155
Business taxes	68	67	195	206
Insurance	13	12	44	39
Other	393	297	956	780
General and administrative - subsidiaries	$ 2,037	$ 1,908	$ 6,747	$ 5,602
Consolidated general and administrative	$ 9,488	$ 8,606	$ 30,193	$ 28,922

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

Share Based Compensation

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2024	2023	2024	2023
Equity settled share based compensation [1]
Stock options	$ 733	$ 735	$ 2,104	$ 2,090
Restricted share units	992	997	2,874	3,043
Cash settled share based compensation
PSUs	7,903	2,604	12,172	11,084
Total share based compensation	$ 9,628	$ 4,336	$ 17,150	$ 16,217

1)	Equity settled share based compensation is a non-cash expense.

For the three and nine months ended September 30, 2024, share based compensation increased by $5 million and $1 million, respectively, relative to the comparable periods in the previous year, with the increase being primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Donations and Community Investments

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2024	2023	2024	2023
Local donations and community investments [1]	$ 853	$ 995	$ 1,950	$ 1,938
Partner donations and community investments [2]	1,499	741	2,676	3,116
Total donations and community investments	$ 2,352	$ 1,736	$ 4,626	$ 5,054

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.

Other Income (Expense)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2024	2023	2024	2023
Interest income	$ 6,767	$ 9,837	$ 16,901	$ 24,948
Dividend income	482	700	1,663	1,616
Foreign exchange gain (loss)	(178)	313	444	386
Gain (loss) on fair value adjustment of share purchase warrants held	523	(143)	903	(248)
Other	11	-	11	259
Total other income (expense)	$ 7,605	$ 10,707	$ 19,922	$ 26,961

Interest Income
For the three months ended September 30, 2024, interest income decreased by $3 million, a result of the average cash balance during the period decreasing from approximately $754 million to approximately $495 million.

For the nine months ended September 30, 2024, interest income decreased by $8 million, a result of the average cash balance during the period decreasing from approximately $705 million to approximately $417 million, partially offset by an increase in the rates of interest earned of approximately 1%.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2024	2023	2024	2023
Costs related to undrawn credit facilities	$ 1,333	$ 1,286	$ 4,010	$ 3,876
Interest expense - lease liabilities	71	78	216	131
Letter of guarantee	-	43	(82)	131
Total finance costs	$ 1,404	$ 1,407	$ 4,144	$ 4,138

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2024	2023	2024	2023
Current income tax expense (recovery)	$ 780	$ 31	$ (2,029)	$ (2,529)
Global minimum income tax expense	27,851	-	78,361	-
Total current income tax expense (recovery)	$ 28,631	$ 31	$ 76,332	$ (2,529)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ (595)	$ 423	$ 3,900	$ 3,484
Write down (reversal of write down) or recognition of prior period temporary differences	(525)	4,691	(2,236)	3,745
Total deferred income tax expense (recovery)	$ (1,120)	$ 5,114	$ 1,664	$ 7,229
Total income tax expense (recovery) recognized in net earnings	$ 27,511	$ 5,145	$ 77,996	$ 4,700

On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules (“Pillar Two”) where in scope companies are subject to a 15% global minimum tax (GMT) for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024, the income of the Company’s Cayman Island subsidiaries, who have a statutory tax rate of 0%, are subject to the GMTA. For the three months ended September 30, 2024 an amount of $28 million current tax expense associated with GMT was recorded (nine months - $78 million). GMT accrued to December 31, 2024 is payable on or before June 30, 2026 (18 months following year-end).

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

The movement in income taxes (payable) receivable for the nine months ended September 30, 2024 is as follows:

(in thousands)	Taxes (Payable) Receivable
Income taxes receivable - December 31, 2023	$ 5,935
Current income tax recovery - income statement	2,029
Global minimum income tax expense	(78,361)
Current income tax expense - statement of OCI	(3,709)
Income taxes paid	(2,734)
Foreign exchange adjustments	(129)
Income taxes payable - September 30, 2024	$ (76,969)
Comprised of:
Current income taxes receivable	$ 1,392
Non-current global minimum income tax payable	(78,361)
Income taxes payable - September 30, 2024	$ (76,969)

Liquidity and Capital Resources1
As at September 30, 2024, the Company had cash and cash equivalents of $694 million (December 31, 2023 - $547 million) and no debt outstanding under its Revolving Facility (December 31, 2023 - $NIL).

In the opinion of management, the $694 million of cash and cash equivalents as at September 30, 2024, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 33 through 35 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

A summary of the Company’s cash flow activity is as follows:

Three Months Ended September 30, 2024
Cash Flows From Operating Activities
During the three months ended September 30, 2024, the Company generated operating cash flows of $254 million, with the $83 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended September 30, 2023	$171,103
Variance attributable to revenue (see page 20):	$85,116
Changes in accounts receivable	3,174
Total increase to cash inflows attributable to sales	$88,290
Variance attributable to cost of sales, excluding depletion:
Sales volume	$(4,694)
Sales mix differences	898
Cost per ounce	(1,706)
Cost related to delay ounces [1]	1,698
Changes in working capital, excluding accounts receivable	1,432
Total increase to cash outflows attributable to cost of sales	$(2,372)
Total increase to net cash inflows attributable to gross margin	$85,918
Other variances:
General and administrative	106
Donation and community investment	(448)
Finance costs	27
Income taxes	3,837
Other	(6,206)
Total increase to net cash inflows	$83,234
Operating cash inflow for the three months ended September 30, 2024	$254,337

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).

Other Variance
The decrease to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash balances, as explained on page 27 of this MD&A. The Company invests surplus cash in short-term, high credit quality, money market instruments.

Cash Flows From Financing Activities
During the three months ended September 30, 2024, the Company had net cash outflows from financing activities of $69 million, as compared to $67 million for the comparable period of the previous year, with the major sources (uses) of cash flows being as follows:
	Three Months Ended September 30
(in thousands)	2024	2023
Credit facility extension fees	$ (11)	$ (13)
Share purchase options exercised	847	93
Lease payments	(149)	(169)
Dividends paid	(69,984)	(66,994)
Cash used for financing activities	$ (69,297)	$ (67,083)

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

Cash Flows From Investing Activities
During the three months ended September 30, 2024, the Company had net cash outflows from investing activities of $31 million, as compared to $99 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:
	Three Months Ended September 30
(in thousands)	2024	2023
Payments for the acquisition of PMPAs [1]:
Mineral Park PMPA	$ (25,000)	$ -
Panoro early deposit PMPA	-	(250)
Blackwater Gold PMPA	-	(20,000)
Blackwater Silver PMPA	-	(70,400)
	$ (25,000)	$ (90,650)
Acquisition of long-term equity investments	(728)	(5,006)
Payments for the acquisition of new royalty agreements:
Black Pine Royalty	-	(3,602)
DeLamar Royalty	(4,875)	-
Other	(630)	355
Total cash (used for) generated from investing activities	$ (31,233)	$ (98,903)

1)	Excludes closing costs.

Nine Months Ended September 30, 2024
Cash Flows From Operating Activities
During the nine months ended September 30, 2024, the Company generated operating cash flows of $708 million, with the $200 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the nine months ended September 30, 2023	$508,584
Variance attributable to revenue (see page 25):	$201,550
Changes in accounts receivable	691
Total increase to cash inflows attributable to sales	$202,241
Variance attributable to cost of sales, excluding depletion:
Sales volume	$(17,879)
Sales mix differences	10,727
Cost per ounce	(3,308)
Cost related to delay ounces [1]	1,698
Changes in working capital, excluding accounts receivable	1,668
Total increase to cash outflows attributable to cost of sales	$(7,094)
Total increase to net cash inflows attributable to gross margin	$195,147
Other variances:
General and administrative	(1,432)
Donation and community investment	711
Share based compensation - PSUs	5,546
Finance costs	(87)
Income taxes	7,978
Other	(8,337)
Total increase to net cash inflows	$199,526
Operating cash inflow for the nine months ended September 30, 2024	$708,110

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Cash Flows From Financing Activities
During the nine months ended September 30, 2024, the Company had net cash outflows from financing activities of $197 million, as compared to $189 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:
	Nine Months Ended September 30
(in thousands)	2024	2023
Credit facility extension fees	$ (936)	$ (859)
Share purchase options exercised	13,011	10,603
Lease payments	(444)	(548)
Dividends paid	(209,108)	(198,085)
Cash used for financing activities	$ (197,477)	$ (188,889)

Cash Flows From Investing Activities
During the nine months ended September 30, 2024, the Company had net cash outflows from investing activities of $363 million, as compared to $182 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:
	Nine Months Ended September 30
(in thousands)	2024	2023
Payments for the acquisition of PMPAs [1]:
Platreef PMPA	$ (411,500)	$ -
Kudz Ze Kayah PMPA	(38,500)	-
Curipamba PMPA	(100)	-
Cangrejos PMPA	(10,200)	-
Mineral Park PMPA	(50,000)	-
Panoro early deposit PMPA	-	(1,000)
Goose PMPA	-	(62,500)
Blackwater Gold PMPA	-	(30,000)
Blackwater Silver PMPA	-	(105,600)
Cangrejos PMPA	-	(12,000)
	$ (510,300)	$ (211,100)
Net proceeds on disposition of PMPA
Goose PMPA	-	46,400
Acquisition of long-term equity investments	(1,479)	(13,181)
Proceeds on disposal of long-term equity investments	177,088	-
Payments for the acquisition of new Royalty Agreement:
Black Pine Royalty	-	(3,602)
DeLamar Royalty	(9,750)	-
Mt Todd Royalty	(17,000)	-
Other	(1,595)	(829)
Total cash used for investing activities	$ (363,036)	$ (182,312)

1)	Excludes closing costs.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [32]

Contractual Obligations and Contingencies1

Mineral Stream Interests
The following tables summarize the Company’s commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Constancia	50%	$425 ²	Life of Mine	8-Aug-12
Salobo	75%	$425	Life of Mine	28-Feb-13
Sudbury	70%	$400	20 years	28-Feb-13
San Dimas	variable ³	$637	Life of Mine	10-May-18
Stillwater	100%	18% ⁴	Life of Mine	16-Jul-18
Marathon	100% ⁵	18% ⁴	Life of Mine	26-Jan-22
Other
Minto	100% ⁶	50% ⁶	Life of Mine	20-Nov-08
Copper World	100%	$450	Life of Mine	10-Feb-10
Marmato	10.5% ⁵	18% ⁴	Life of Mine	5-Nov-20
Santo Domingo	100% ⁵	18% ⁴	Life of Mine	24-Mar-21
Fenix	6% ⁵	20% ⁵	Life of Mine	15-Nov-21
Blackwater	8% ⁵	35%	Life of Mine	13-Dec-21
Curipamba	50% ⁵	18% ⁴	Life of Mine	17-Jan-22
Goose	2.78% ⁵	18% ⁴	Life of Mine	8-Feb-22
Cangrejos	6.6% ⁵	18% ⁴	Life of Mine	16-May-23
Platreef	62.5% ⁵	$100 ⁵	Life of Mine ⁵	7-Dec-21 ⁸
Curraghinalt	3.05% ⁵	18% ⁴	Life of Mine	15-Nov-23
Kudz Ze Kayah	6.875% ⁷	20%	Life of Mine	22-Dec-21 ⁸
Early Deposit
Toroparu	10%	$400	Life of Mine	11-Nov-13
Cotabambas	25% ⁵	$450	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.
Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces. Please see Subsequent Events on page 44 of the MD&A for more information.

e.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
f.	Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
i.
Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

j.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
k.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)
The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine.

7)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Peñasquito	25%	$4.50	Life of Mine	24-Jul-07
Constancia	100%	$6.26 ²	Life of Mine	8-Aug-12
Antamina	33.75%	20%	Life of Mine	3-Nov-15
Other
Los Filos	100%	$4.68	25 years	15-Oct-04
Zinkgruvan	100%	$4.68	Life of Mine	8-Dec-04
Stratoni	100%	$11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$4.50	50 years	5-Jun-07
Aljustrel	100% ³	50%	50 years	5-Jun-07
Minto	100% ⁴	$4.39	Life of Mine	20-Nov-08
Pascua-Lama	25%	$3.90	Life of Mine	8-Sep-09
Copper World	100%	$3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$4.00	Life of Mine	n/a ⁵
Marmato	100% ⁶	18% ⁷	Life of Mine	5-Nov-20
Cozamin	50% ⁶	10%	Life of Mine	11-Dec-20
Blackwater	50% ⁶	18% ⁷	Life of Mine	13-Dec-21
Curipamba	75%	18% ⁷	Life of Mine	17-Jan-22
Mineral Park	100%	18% ⁷	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875 ⁸	20%	Life of Mine	22-Dec-21 ⁹
Early Deposit
Toroparu	50%	$3.90	Life of Mine	11-Nov-13
Cotabambas	100% ⁶	$5.90	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)
Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

4)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [34]

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract
Palladium
Stillwater	4.5% ²	18% ³	Life of Mine	16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21 ⁴
Platinum
Marathon	22% ²	18% ³	Life of Mine	26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21 ⁴
Cobalt
Voisey's Bay	42.4% ²	18% ³	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.
Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]
(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total
Payments for mineral stream interests & royalty
Salobo [2]	$163,000	$-	$16,000	$64,000	$243,000
Copper World [3]	-	131,429	99,721	-	231,150
Marmato	40,016	81,984	-	-	122,000
Santo Domingo	-	162,500	97,500	-	260,000
Fenix Gold	-	25,000	-	-	25,000
Curipamba	250	162,000	-	-	162,250
Marathon	-	59,264	88,895	-	148,159
Cangrejos	9,100	126,000	126,000	-	261,100
Curraghinalt	-	55,000	-	-	55,000
Loma de La Plata	-	-	-	32,400	32,400
Mineral Park	25,000	40,000	-	-	65,000
Kudz Ze Kayah	-	5,000	-	-	5,000
Payments for early deposit mineral stream interest
Cotabambas	-	-	-	126,000	126,000
Toroparu	-	-	-	138,000	138,000
Kutcho	-	-	-	58,000	58,000
Leases liabilities	222	1,186	1,311	4,673	7,392
Total contractual obligations	$237,588	$849,363	$429,427	$423,073	$1,939,451

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [35]

Salobo
The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a 90-day period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.
The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.
In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 additional upfront cash payments of $25 million, payable subject to certain customary conditions. Please see the Subsequent Events section of the MD&A on page 44 of the MD&A for more information.

Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.2 million, which includes $250,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $148 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos
Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023 and amended on May 31, 2024, the Company is committed to pay additional upfront consideration of $261 million. Of this amount, $6 million is payable on December 2, 2024, $3 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt
Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [36]

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Mineral Park
Under the terms of the Mineral Park PMPA, the Company is committed to pay additional upfront cash payments of $65 million in two payments during construction through an installment of $25 million and a final installment of $40 million.

The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah
Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments 1
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

1 The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [37]

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules.  The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital
During the three months ended September 30, 2024, the Company received proceeds of $1 million from the exercise of 25,098 share purchase options at a weighted average exercise price of Cdn$47.17 per option (nine months - $13 million from the exercise of 494,457 share purchase options at a weighted average exercise price of Cdn$36.17). During the three months ended September 30, 2023, the Company received proceeds of $0.1 million from the exercise of 4,563 share purchase options at a weighted average exercise price of Cdn$38.14 per option (nine months - $10 million from the exercise of 434,810 share purchase options at a weighted average exercise price of Cdn$31.59).
During the nine months ended September 30, 2024, the Company released 69,494 RSUs, with all releases taking place during the six months ended June 30, 2024. During the nine months ended September 30, 2023, the Company released 119,827 RSUs, with all releases taking place during the six months ended June 30, 2023.
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended September 30, 2024, there were 5,379 common shares issued under the DRIP (nine months - 32,518 common shares). During the three months ended September 30, 2023, there were 22,246 common shares issued under the DRIP (nine months - 122,978 common shares).

As of November 7, 2024, there were 453,667,883 outstanding common shares, 1,074,374 share purchase options and 336,929 restricted share units.

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at September 30, 2024 the Company has not issued any shares under the ATM program.

Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 11 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
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In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

New Accounting Standards Effective in 2024
Amendment to IAS 1- Presentation of Financial Statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The adoption of this amendment did not have a material impact on the Company’s financial statements.

Future Changes to Accounting Policies
IFRS 18 - Presentation and Disclosure in Financial Statements.
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.
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Non-IFRS Measures
Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2024	2023	2024	2023
Net earnings	$154,635	$116,371	$440,993	$369,209
Add back (deduct):
Gain on disposal of Mineral Stream Interest	-	-	-	(5,027)
(Gain) loss on fair value adjustment of share purchase warrants held	(523)	143	(903)	248
Deferred income tax (expense) recovery recognized in the Statement of OCI	(1,134)	5,115	1,632	7,205
Income tax recovery related to prior year disposal of Mineral Stream Interest	-	-	-	(2,672)
Other	(175)	(162)	(521)	(482)
Adjusted net earnings	$152,803	$121,467	$441,201	$368,481
Divided by:
Basic weighted average number of shares outstanding	453,641	452,975	453,389	452,748
Diluted weighted average number of shares outstanding	454,302	453,538	454,037	453,419
Equals:
Adjusted earnings per share - basic	$0.337	$0.268	$0.973	$0.814
Adjusted earnings per share - diluted	$0.336	$0.268	$0.972	$0.813

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [40]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2024	2023	2024	2023
Cash generated by operating activities	$254,337	$171,103	$708,110	$508,584
Divided by:
Basic weighted average number of shares outstanding	453,641	452,975	453,389	452,748
Diluted weighted average number of shares outstanding	454,302	453,538	454,037	453,419
Equals:
Operating cash flow per share - basic	$0.561	$0.378	$1.562	$1.123
Operating cash flow per share - diluted	$0.560	$0.377	$1.560	$1.122

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023
Cost of sales	$110,840	$96,243	$348,943	$306,321
Less: depletion	(55,530)	(46,435)	(178,071)	(145,908)
Less: cost of sales related to delay ounces [1]	(1,698)	-	(1,698)	-
Cash cost of sales	$53,612	$49,808	$169,174	$160,413
Cash cost of sales is comprised of:
Total cash cost of gold sold	$33,287	$33,014	$107,715	$98,724
Total cash cost of silver sold	19,485	15,121	57,811	56,351
Total cash cost of palladium sold	650	946	2,272	2,699
Total cash cost of cobalt sold [2]	190	727	1,376	2,639
Total cash cost of sales	$53,612	$49,808	$169,174	$160,413
Divided by:
Total gold ounces sold	75,694	74,426	245,039	212,325
Total silver ounces sold	3,875	2,965	11,765	11,151
Total palladium ounces sold	3,761	4,242	12,836	10,580
Total cobalt pounds sold	88	198	485	786
Equals:
Average cash cost of gold (per ounce)	$440	$444	$440	$465
Average cash cost of silver (per ounce)	$5.03	$5.10	$4.91	$5.05
Average cash cost of palladium (per ounce)	$173	$223	$177	$255
Average cash cost of cobalt (per pound) [1]	$2.15	$3.66	$2.84	$3.36

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).
2)
Cash cost per pound of cobalt sold during the third quarter of 2023 was net of a previously recorded inventory write-down of $0.1 million (nine months - $1.6 million), resulting in a decrease of $0.51 per pound of cobalt sold (nine months - $2.05 per pound of cobalt sold).

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iv.
Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023
Gross margin	$197,413	$126,894	$555,180	$396,252
Add back: depletion	55,530	46,435	178,071	145,908
Add back: cost of sales related to delay ounces [1]	1,698	-	1,698	-
Cash operating margin	$254,641	$173,329	$734,949	$542,160
Cash operating margin is comprised of:
Total cash operating margin of gold sold	$155,234	$111,693	$453,645	$314,690
Total cash operating margin of silver sold	95,664	55,251	265,287	206,778
Total cash operating margin of palladium sold	2,994	4,361	10,259	12,223
Total cash operating margin of cobalt sold	749	2,024	5,758	8,469
Total cash operating margin	$254,641	$173,329	$734,949	$542,160
Divided by:
Total gold ounces sold	75,694	74,426	245,039	212,325
Total silver ounces sold	3,875	2,965	11,765	11,151
Total palladium ounces sold	3,761	4,242	12,836	10,580
Total cobalt pounds sold	88	198	485	786
Equals:
Cash operating margin per gold ounce sold	$2,051	$1,500	$1,851	$1,482
Cash operating margin per silver ounce sold	$24.68	$18.63	$22.55	$18.55
Cash operating margin per palladium ounce sold	$796	$1,028	$799	$1,155
Cash operating margin per cobalt pound sold	$8.50	$10.21	$11.87	$10.77

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).

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Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend is fixed at $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 7, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on November 21, 2024 and is expected to be distributed on or about December 6, 2024. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Acquisition of Koné Gold PMPA
On October 23, 2024, the Company entered into a PMPA (the “Koné Gold PMPA”) with Montage Gold Corp. (“Montage”) in respect of its 90% owned Koné Gold Project located in Côte d’Ivoire. Under the terms of the agreement, Wheaton will purchase 19.5% of the payable gold production until 400,000 ounces of gold have been delivered (subject to adjustment if there are delays in deliveries relative to an agreed schedule), 10.8% of the gold production until the delivery of a further 130,000 ounces and 5.4% gold production thereafter for the life of mine. Under the terms of the Koné Gold PMPA, the Company is committed to pay Montage total upfront cash payments of $625 million, payable in four equal installment payments during construction, subject to certain conditions, including that all permits have been obtained.

In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 20% of the spot gold price. For the first five years after the PMPA is signed, there will be a price adjustment mechanism in place if the spot price of gold is less than $2,100 per ounce or greater than $2,700 per ounce.

The Company has also provided Montage with a secured debt facility of up to $75 million.

Amendment to the Fenix PMPA
On November 15, 2021, the Company acquired a gold stream in respect of gold production from the Fenix Project (the “Fenix PMPA”). Under the terms of the Fenix PMPA, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine.

On October 21, 2024, the Company amended the Fenix PMPA. Under the terms of the amended agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described above). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA. Finally, the Company has also agreed to adjust the production payment for all gold ounces delivered to 20% of the spot gold price. In exchange for the amendment, the Company is committed to pay additional upfront cash consideration of $100 million, payable in two equal installments, subject to various customary conditions being satisfied.

Wheaton will also provide a $20 million contingent secured debt facility in the form of a standby loan facility. Lastly, Wheaton has committed to participate in a private placement of Rio2 common shares for Cdn$5 million at a price per share equal to, and concurrent with, a public offering by Rio2.

Controls and Procedures
Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
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There were no changes in the Company’s internal controls over financial reporting during the three months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitation of Controls and Procedures
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Attributable Reserves and Resources
The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2023, unless otherwise noted.

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,39)
		December 31, 2023 (6)										December 31, 2022
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	216.9	0.38	2.64	599.8	0.34	6.60	816.7	0.35	9.24	72%	834.3	0.35	9.48
Stillwater (13)	100%	10.9	0.36	0.13	49.5	0.37	0.59	60.4	0.37	0.72	69%	60.2	0.37	0.72
Constancia	50%	242.8	0.05	0.39	31.1	0.03	0.03	273.9	0.05	0.43	61%	246.1	0.06	0.47
Sudbury (11)	70%	8.2	0.40	0.11	20.2	0.22	0.14	28.4	0.27	0.25	75%	30.4	0.33	0.32
San Dimas (14)	25%	0.5	3.47	0.06	0.4	2.69	0.04	0.9	3.11	0.09	95%	1.1	3.32	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	3.3	3.16	0.33
Cangrejos (11,31)	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	-	-	-
Platreef (11,35)	62.5%	-	-	-	69.8	0.30	0.67	69.8	0.30	0.67	79%	-	-	-
Kone (11,39)	19.5%	-	-	-	26.7	0.72	0.62	26.7	0.72	0.62	89%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	19.8	0.74	0.47
Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	124.2	0.07	0.28
Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	-	-	-
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	22%	8.3	0.50	0.13	6.8	0.45	0.10	15.1	0.48	0.23	75%	6.9	0.49	0.11
Curraghinalt (11,33)	3.05%	0.0	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	-	-	-
Mt Todd (11,36)	1%	0.7	0.84	0.02	1.7	0.75	0.04	2.4	0.77	0.06	92%	-	-	-
Kudz Ze Kayah (11,34)	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	-	-	-
DeLamar (37)	1.5%	0.2	0.46	0.002	1.2	0.39	0.02	1.4	0.40	0.02	72%	-	-	-
Total Gold				5.02			10.76			15.78				13.43
Silver
Peñasquito (10)	25%	30.9	37.9	37.7	41.8	30.1	40.5	72.8	33.4	78.2	80%	79.1	34.0	86.5
Constancia	100%	485.6	2.7	42.9	62.1	2.2	4.5	547.7	2.7	47.3	70%	492.1	3.0	47.4
Antamina (10,11,18)	33.75%
Copper		37.1	7.0	8.4	16.5	10.0	5.3	53.7	7.9	13.7	75%	63.6	7.4	15.1
Copper-Zinc		9.8	17.0	5.3	12.8	17.0	7.0	22.6	17.0	12.4	75%	31.7	14.1	14.4
Zinkgruvan	100%
Zinc		4.3	62.1	8.6	6.7	80.9	17.5	11.0	73.6	26.1	83%	9.3	68.9	20.6
Copper		1.3	34.5	1.4	0.2	38.8	0.2	1.4	35.0	1.6	70%	1.7	33.6	1.8
Neves-Corvo	100%
Copper		2.6	31.8	2.7	18.6	33.2	19.8	21.2	33.0	22.5	24%	21.2	33.2	22.6
Zinc		4.0	67.9	8.7	17.6	62.1	35.1	21.6	63.2	43.8	30%	22.3	62.9	45.1
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	35.5	44.5	50.7
Mineral Park	100%	42.4	2.6	3.5	141.3	2.4	11.1	183.7	2.5	14.6	61%	-	-	-
San Dimas (14)	25%	0.5	264.6	4.2	0.4	254.0	3.4	0.9	259.7	7.6	94%	1.1	272.8	9.5
Cozamin (11,20)	50%
Copper		-	-	-	3.9	42.9	5.4	3.9	42.9	5.4	86%	5.4	45.6	8.0
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	118.2	6.7	25.6
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	30.2	6.1	5.9
Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	75.5%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Kudz Ze Kayah (11,34)	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	-	-	-
DeLamar (37)	1.5%	0.2	23.3	0.1	1.2	16.5	0.6	1.4	17.3	0.8	37%	-	-	-
Total Silver				239.7			243.1			482.8				484.6
Palladium
Platreef (11,35)	5.25%	-	-	-	5.5	2.0	0.35	5.5	2.0	0.35	87%	-	-	-
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.3	10.6	0.45	1.6	10.6	0.55	90%	1.8	10.6	0.60
Total Palladium				0.10			0.80			0.90				0.60
Platinum
Platreef (11,35)	5.25%	-	-	-	5.5	1.9	0.34	5.5	1.9	0.34	87%	-	-	-
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	28.1	0.2	0.18
Total Platinum				0.16			0.35			0.52				0.18
Cobalt
Voisey's Bay (11,22)	42.4%	6.6	0.10	15.1	6.6	0.12	17.3	13.2	0.11	32.3	84%	13.0	0.12	33.2
Total Cobalt				15.1			17.3			32.3				33.2

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [46]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,39)

		December 31, 2023 (6)
		Measured			Indicated			Measured & Indicated			Inferred
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	16.8	0.17	0.09	396.8	0.24	3.01	413.6	0.23	3.10	204.0	0.29	1.87
Stillwater (13)	100%	21.1	0.30	0.21	19.3	0.26	0.16	40.4	0.28	0.36	113.8	0.33	1.22
Constancia	50%	39.2	0.04	0.05	46.6	0.04	0.06	85.8	0.04	0.11	18.5	0.07	0.04
Sudbury (11)	70%	2.9	1.20	0.11	2.6	0.47	0.04	5.4	0.85	0.15	2.0	0.44	0.03
San Dimas (14)	25%	0.2	5.94	0.03	0.1	2.24	0.01	0.3	4.20	0.04	1.0	3.67	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Minto (38)	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Cangrejos (11,31)	6.6%	-	-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Platreef (11,35)	62.5%	-	-	-	7.9	0.26	0.07	7.9	0.26	0.07	15.8	0.26	0.13
Kone (11,39)	19.5%	-	-	-	3.5	0.40	0.05	3.5	0.40	0.05	1.4	0.50	0.02
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	4.2	1.45	0.198	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	2.78%	0.0	4.94	0.004	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	22%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
Mt Todd (11,36)	1%	0.0	1.15	0.0001	0.1	1.50	0.01	0.1	1.49	0.01	0.4	0.77	0.01
Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.64	0.01	0.2	1.64	0.01	0.0	1.18	0.002
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	1%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Black Pine Royalty (32)	0.5%	-	-	-	1.0	0.49	0.02	1.0	0.49	0.02	0.1	0.42	0.002
DeLamar (37)	1.5%	0.1	0.27	0.001	1.0	0.21	0.01	1.0	0.21	0.01	0.4	0.25	0.003
Total Gold				1.16			5.87			7.03			5.09
Silver
Peñasquito (10)	25%	9.4	24.5	7.4	39.3	25.1	31.8	48.7	25.0	39.1	5.7	25.4	4.7
Constancia	100%	78.4	2.2	5.5	93.1	2.0	5.9	171.5	2.1	11.5	36.9	3.6	4.3
Antamina (10,11,18)	33.75%
Copper		61.8	8.0	15.9	99.0	9.0	28.6	160.8	8.6	44.5	192.2	9.0	55.6
Copper-Zinc		14.9	20.0	9.5	51.4	18.0	29.7	66.3	18.4	39.3	91.3	15.6	45.7
Zinkgruvan	100%
Zinc		3.5	61.4	6.9	4.2	63.5	8.6	7.7	62.5	15.5	15.7	91.3	46.1
Copper		1.9	33.4	2.0	0.3	12.2	0.1	2.2	30.6	2.1	0.2	28.9	0.2
Neves-Corvo	100%
Copper		5.1	48.5	8.0	28.9	50.4	46.9	34.0	50.2	54.8	14.0	28.3	12.8
Zinc		8.3	62.1	16.5	34.7	57.5	64.1	43.0	58.4	80.6	4.1	63.2	8.3
San Dimas (14)	25%	0.2	446.2	2.4	0.1	193.0	0.9	0.3	327.1	3.3	1.0	306.3	9.7
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Mineral Park	100%	22.6	2.1	1.5	261.5	2.0	16.9	284.1	2.0	18.4	341.2	1.5	16.2
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.3	40.7	4.3	3.5	41.4	4.6	2.2	41.8	3.0
Zinc		-	-	-	1.4	36.5	1.7	1.4	36.5	1.7	1.7	33.8	1.8
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Minto (38)	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas (12,23)	100.0%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Kudz Ze Kayah (11,34)	7.21%	-	-	-	0.2	186.4	1.4	0.2	186.4	1.4	0.0	143.4	0.2
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
DeLamar (37)	1.5%	0.1	12.9	0.03	1.0	10.0	0.3	1.0	10.2	0.3	0.4	8.4	0.1
Total Silver				172.4			537.7			710.0			306.1
Palladium
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater (11,13)	4.5%	0.21	9.0	0.06	0.2	7.2	0.04	0.4	8.1	0.11	1.1	9.3	0.34
Total Palladium				0.06			0.06			0.12			0.36
Platinum
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02
Marathon (11,28)	22%	7.14	0.2	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01
Total Platinum				0.04			0.05			0.09			0.04
Cobalt
Voisey's Bay (11,22)	42.4%	0.5	0.06	0.6	0.4	0.07	0.6	0.9	0.06	1.2	2.7	0.12	7.2
Total Cobalt				0.6			0.6			1.2			7.2

WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [47]

Notes on Mineral Reserves & Mineral Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
both employees of the Company (the “Company’s QPs”).
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Aljustrel mines, Blackwater project, Cangrejos project, Cozamin mine, Curipamba project, Curraghinalt project, Fenix project, Goose project, Kudz Ze Kayah project, Kutcho project, Marathon project, Neves-Corvo mine, Platreef project, San Dimas mine, Santo Domingo project and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2023 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.
Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018.  Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Black Pine project are reported as of February 15, 2024.
c.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.
d.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.
e.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.
f.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.
g.	Mineral Resources for the Cotabambas project are reported as of November 20, 2023.
h.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.
i.	Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.
j.	Mineral Resources for the DeLamar project are reported as of August 25, 2023 and Mineral Reserves as of January 24, 2022.
k.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.
l.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.
m.	Mineral Resources for the Koné project are reported as of December 19, 2023 and Mineral Reserves as of January 15, 2024.
n.	Mineral Resources for the Kudz Ze Kayah project are reported as of May 31, 2017 and Mineral Reserves as of June 30, 2019.
o.	Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.
p.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
q.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.
r.	Mineral Resources and Mineral Reserves for the Marathon project are reported as of December 31, 2022.
s.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.
t.	Mineral Resources for the Metates royalty are reported as of January 28, 2023.
u.	Mineral Resources for the Mineral Park project are reported as of October 30, 2021 and Mineral Reserves as of September 29, 2023.
v.	Mineral Resources for the Minto mine are reported as of March 31, 2021.
w.	Mineral Resources for the Platreef project are reported as of January 28, 2022 and Mineral Reserves as of January 26, 2022.
x.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.
y.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2023.
z.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.
7.
Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.
b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.50 per pound copper, $1.10 per pound zinc, $11.10 per pound molybdenum and $21.50 per ounce silver.
c.	Blackwater project – NSR cut-off of Cdn$13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.
d.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.
e.
Constancia mine – NSR cut-off of $6.40 per tonne for Constancia and $7.30 per tonne for Pampacancha assuming $1,700 per ounce gold, $23.00 per ounce silver, $4.00 per pound copper and $12.00 per pound molybdenum.

f.	Copper World Complex project – $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver and $1,650 per ounce gold.
g.
Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill assuming $3.55 per pound copper, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

h.	Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [48]

i.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.
j.
DeLamar project – NSR cut-offs of $3.55 and $3.65 per tonne for Florida Mountain and DeLamar oxide leach and $4.20 and $4.65 per tonne for Florida Mountain and DeLamar mixed leach, all assuming $1,650 per ounce gold and $21.00 per ounce silver.

k.	Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.
l.	Goose project:
i.	Umwelt – 1.72 grams per tonne gold cut-off for open pit and 3.9 grams per tonne for underground.
ii.	Llama – 1.74 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.
iii.	Goose Main – 1.70 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.
iv.	Echo – 1.60 grams per tonne gold cut-off for open pit and 3.5 grams per tonne for underground.
m.	Koné project - gold grade cut-offs ranging from 0.19 to 0.49 grams per tonne assuming $1,550 per ounce gold.
n.
Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,310 per ounce gold, $18.42 per ounce silver, $3.08 per pound copper, $0.94 per pound lead and $1.10 per pound zinc.

o.
Kutcho project – NSR cut-offs of Cdn$38.40 per tonne for oxide ore and Cdn$55.00 per tonne for sulfide for the open pit and Cdn$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

p.
Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

q.	Marathon project - NSR cut-off of Cdn$16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.
r.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.
s.	Mineral Park project - NSR cut-off of $10.50 per tonne assuming $2.81 per pound copper, $14.25 per pound molybdenum and $16.13 per ounce silver.
t.	Mt Todd project – 0.35 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,600 per ounce gold.
u.
Neves-Corvo mine – NSR cut-offs ranging from EUR 49 to 82 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

v.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.
w.
Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3.00 per pound copper.

x.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.
y.	San Dimas mine – $1,850 per ounce gold and $22.50 per ounce silver.
z.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper, $1,290 per ounce gold and $100 per tonne iron.
aa.
Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder assuming $1,500 per ounce 2E PGM prices.

bb.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.
cc.
Voisey’s Bay mines – NSR cut-offs of Cdn$28.00 per tonne for Discovery Hill Open Pit, Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

dd.
Zinkgruvan mine – NSR cut-offs ranging from SEK 950 to 1,100 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.
b.
Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $53.80 per tonne NSR cut-off for the undergound, both assuming $3.50 per pound copper, $1.30 per pound zinc, $13.30 per pound molybdenum and $24.60 per ounce silver.

c.	Black Pine – 0.2 grams per tonne gold cut-off assuming $1,800 per ounce gold.
d.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.
e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.
f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.
g.
Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,700 per ounce gold, $23.00 per ounce silver, $4.00 per pound copper and $12.00 per pound molybdenum.

h.
Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.
j.	Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.
k.	Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.
l.
Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

m.
DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $1,800 per ounce gold and $21.00 per ounce silver

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n.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.
o.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.
p.	Koné project - 0.2 grams per tonne gold cut-off for the Koné deposit and 0.5 grams per tonne for the Gbongogo deposit, both assuming a gold price of $1,800 per ounce.
q.
Kudz Ze Kayah project – NSR cut-off of Cdn$25 per tonne for open pit and Cdn$95 per tonne for underground assuming $1,300 per ounce gold, $20.00 per ounce silver, $3.50 per pound copper, $1.05 per pound lead and $1.50 per pound zinc.

r.
Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

s.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
t.
Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

u.
Marathon project – NSR cut-off of Cdn$15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.  NSR cut-off of Cdn$13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

v.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.
w.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.
x.	Mineral Park project - 0.15 percent copper equivalent cut-off assuming $3.45 per pound copper, $10.00 per pound molybdenum and $23.00 per ounce silver.
y.	Minto mine – NSR cut-off of Cdn$35.00 per tonne for open pit and Cdn$70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.
z.	Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,300 per ounce gold.
aa.
Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $4.20 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

bb.	Pascua-Lama project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.
cc.	Peñasquito mine - $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.
dd.	Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off.
ee.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.
ff.	San Dimas mine – 215 grams per tonne silver equivalent cut-off assuming $2,000 per ounce gold and $24.50 per ounce silver.
gg.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.
hh.
Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill assuming $1,500 per ounce 2E PGM prices.

ii.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.
jj.
Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

kk.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.
ll.
Voisey’s Bay mines – NSR cut-off of Cdn$28 per tonne for Discovery Hill Open Pit and Cdn$250 per tonne for Reid Brook and Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

mm.
Zinkgruvan mine – NSR cut-offs ranging from SEK 740 to 920 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 800 to 830 per tonne for the copper Mineral Resources assuming $4.20 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:
a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 23, 2024.
b.	Peñasquito – Newmont’s December 31, 2023 Resources and Reserves press release dated February 22, 2024 and
c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.
The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.
11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest, Cangrejos gold interest, Curraghinalt gold interest, Kudz Ze Kayah gold and silver interests, Platreef gold, palladium and platinum interests, Mt Todd royalty, Koné gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.
The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

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13.
The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines.  Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002.  Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document.  As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:
a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238
b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.
The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter.  Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.
Under the Company’s Toroparu Early Deposit Agreement, the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s Metates Royalty entitles the Company to a 0.5% net smelter return royalty.
18.
The Antamina PMPA provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
20.
The new Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.
22.
The Voisey’s Bay PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine.  Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.
Under the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.
Under the Brewery Creek Royalty, the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek project, above which the NSR will increase to 2.75%.  Victoria Gold has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0 million.  Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.
The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.
The Fenix PMPA provides that Rio2 will deliver gold equal to 22% of the gold production until 130,625 ounces are delivered, then 6% of the gold production until 185,000 ounces are delivered, then 4% of the gold production until 235,000 ounces are delivered and 3.5% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on this 22% / 6% / 4% / 3.5% basis.

27.
The Blackwater Silver and Blackwater Gold PMPAs provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.
The Marathon PMPA provides that Gen Mining will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.
The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.
In connection with Sabina’s exercise of its option to repurchase 33% of the Goose gold stream on a change in control,  the gold delivery obligations under the Goose PMPA with Sabina, a subsidiary of B2Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.
The Cangrejos PMPA provides that Lumina will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32.	The Black Pine Royalty provides that the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.
33.
The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine.  Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34.
The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine.   Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35.
The Platreef Gold PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met. The Platreef Palladium and Platinum PMPA provides that Ivanhoe will deliver 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met.  Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

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36.
The Mt Todd Royalty provides that the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine.  Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

37.	The DeLamar Royalty provides that the Company will be entitled to a 1.5% net smelter return. Attributable resources and reserves have been calculated on the 1.5% basis.
38.	On May 13, 2023, Minto announced the suspension of operations at the Minto mine.
39.
The Koné PMPA provides that Montage will deliver gold equal to 19.5% of the payable gold production until 400,000 ounces of gold are delivered, then 10.8% until 530,000 ounces are delivered and 5.4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 19.5% / 10.8% / 5.4% basis.

40.
Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project, DeLamar project and Koné project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•	payment by the Company of $625 million to Montage and the satisfaction of each party's obligations in accordance with the Koné Gold PMPA;
•	the receipt by the Company of gold production in respect of the Koné Gold Project;
•	the advance by the Company, and the repayment by Montage, of up to $75 million to Montage in connection with the Facility;
•	payment by the Company of $125 million to Rio2 and the satisfaction of each party's obligations in accordance with the Fenix PMPA (as amended);
•	the receipt by the Company of gold production in respect of the Fenix Gold Project;
•	the advance by the Company, and the repayment by Rio2, of up to $20 million to Rio2 in connection with the Rio2 standby loan facility;
•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company's assessment of taxes payable, including taxes payable under the GMT and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•	risks relating to the satisfaction of each party's obligations in accordance with the terms of the Koné Gold PMPA;
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•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Facility;
•	risks relating to the satisfaction of each party's obligations in accordance with the terms of the Fenix PMPA;
•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Rio2 standby loan facility;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect, the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•
risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•
risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA, and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

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•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton’s holding of long‑term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting;
•
other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:
•	the payment of $625 million to Montage and the satisfaction of each party's obligations in accordance with the terms of the Koné Gold PMPA;
•
the advance by the Company of up to $75 million to Montage in connection with the Facility and the receipt by the Company of all amounts owing under the Facility, including, but not limited to, interest;

•	the payment of $125 million to Rio2 and the satisfaction of each party's obligations in accordance with the terms of the Fenix PMPA;
•
the advance by the Company of up to $20 million to Rio2 in connection with the Rio2 standby loan facility and the receipt by WPMI of all amounts owing under the Rio2 standby loan facility, including, but not limited to, interest;

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [55]

•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the GMT is accurate;
•
that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.
WHEATON PRECIOUS METALS 2024 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [56]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street

Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue

Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM

New York Stock Exchange: WPM
London Stock Exchange: WPM

DIRECTORS

GEORGE BRACK, Chair

JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
JEANE HULL
GLENN IVES
CHARLES JEANNES
MARILYN SCHONBERNER
RANDY SMALLWOOD
SRINIVASAN VENKATAKRISHNAN

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Strategic Development

GARY BROWN
Senior Vice President
& Chief Financial Officer

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
301 – 100 Adelaide Street West
Toronto, Ontario M5H 4H1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS
Deloitte LLP
Vancouver, Canada

INVESTOR RELATIONS

EMMA MURRAY
Vice President, Investor Relations
T:  1 604 684 9648 TF: 1 844 288 9878
E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
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